Exhibit 77K

SUB-ITEM 77K: Changes in Registrant's Certifying Accountant

The Fund's financial statements for the fiscal year ended September 30, 2006, were audited by Deloitte & Touche LLP ("Deloitte"), independent registered public accounting firm. On November 16, 2006, the Audit Committee selected, and the Fund's Board, including its Independent Trustees, ratified the selection of, Deloitte as the registered public accounting firm for the Fund for the fiscal year ending September 30, 2007. Subsequently, in February 2007, the Fund was advised by Deloitte, that Deloitte would no longer be able to serve as the Fund's Independent Registered Public Accounting Firm and would not be able to provide audit services to the Fund as a result of services an affiliate of Deloitte had been asked to provide to certain affiliates of the Fund which would impair the independence of Deloitte with respect to the Fund. As a result, the Audit Committee recommended, and the Fund's Board, including its Independent Trustees, accepted the resignation of Deloitte.

Deloitte's reports on the financial statements as of and for the fiscal years ended September 30, 2006 and September 30, 2005 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended September 30, 2006 and September 30, 2005 and through the date hereof, there were no disagreements between the Fund and Deloitte concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports, and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Deloitte had been the Fund's independent registered public accounting firm since the Fund's inception in January 2005.

On April 25, 2007, the Audit Committee recommended, and the Fund's Board, including its Independent Trustees, approved the appointment of, KPMG LLP as the registered public accounting firm for the Fund for the fiscal year ending September 30, 2007.